SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
             Information to be included in statements filed pursuant
                  to Rule 13d-(a) and amendments thereto filed
                   pursuant to Rule13d-2(a) (Amendment No. 9)

                        General DataComm Industries, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    369487608
                                 (CUSIP Number)

                                Howard S. Modlin
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                    New York, New York 10022, (212) 371-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

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CUSIP No. 369487608                                                          13D
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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Howard S. Modlin
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC USE ONLY


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(4)   SOURCE OF FUNDS

      00
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                    :(7)   SOLE VOTING POWER
 NUMBER OF          :
  SHARES            :        4,335,179                                  (Item 5)
BENEFICIALLY        :-----------------------------------------------------------
  OWNED BY          :(8)   SHARED VOTING POWER
  BY EACH           :
 REPORTING          :         None                                      (Item 5)
PERSON WITH         :---------------------------------------------------------
                    :(9)   SOLE DISPOSITIVE POWER
                    :
                    :         4,335,179                                 (Item 5)
                    :---------------------------------------------------------
                    :(10)  SHARED DISPOSITIVE POWER
                    :
                    :          None                                     (Item 5)
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,335,179 shares
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.14%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
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

ITEM  1. Security and Issuer

      This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned Reporting Person (the "Schedule 13D").

ITEM 2. Identity and Background

      This statement is being filed by Howard S. Modlin (the "Reporting Person). The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer. Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

      The Reporting Person is a citizen of the United States.

      During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person used $250,000 of his personal funds to acquire the Issuer's demand promissory note on February 17, 2006 as an intended interim loan. On April 20, 2006 he agreed to extend the demand loan to a term loan payable $125,000 on February 17, 2007 and $125,000 on February 17, 2008. As consideration he received a Common Stock Warrant to acquire 909,090 shares of the Issuer's Common Stock at 27 1/2 cents per share. The Warrant is exercisable immediately and expires seven years from issuance on April 19, 2013.

ITEM 4. Purpose of Transaction.

      The purpose of the acquisition of the securities was to loan funds as replacement debt for repayment of senior debt of the Issuer and receive a note secured by the Issuer's and Subsidiaries' assets subordinated to the lien of their senior lender and a seven year warrant based on extension of the loan. The transaction was unanimously approved by the Issuer's Board of Directors. The Reporting Person has no current plans which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer's stock option plans;

      (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above; but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

ITEM 5. Interest In Securities Of The Issuer

      (a) The Class B Stock of the Issuer is convertible into the Issuer's Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 4,335,179 shares of Common Stock and Class B Stock, representing 55.14% of 7,862,494 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer's Form 10-KSB for the year ended September 30, 2005 disclosing 3,342,364 shares of the Issuer's Common Stock outstanding, 653,947 shares of Class B outstanding and an aggregate of 3,996,311 shares of the Issuer's Common Stock and Class B Stock outstanding and adding thereto 1,050 shares if the Reporting Person were to exercise two out-of-the-money director stock options held by him described below plus 909,090 shares issuable on exercise of the warrant issued April 20, 2006, 2,084,204 shares issuable on exercise of the warrant issued December 9, 2005, 761,614 shares acquirable on exercise of the five year warrant issued on September 30, 2004, and 110,025 shares of the 551,121 shares acquirable in the next 60 days on exercise of a stock option issued January 26, 2005; the balance of such shares and the 551,121 shares acquirable under the option granted November 22, 2005 are not included in the calculation because they cannot be acquired in the next 60 days and only vest in 20% increments annually on the anniversary of grant.

                  The Reporting Person is deemed to beneficially own the Common Stock as follows:

                                                                                                     % of Shares of
                           Shares of        % of             Shares of               Total Shares    Common
                           Common           Common           Common Stock            of Common       Stock
Name                       Stock Deemed     Stock            if Converted            Stock Deemed    Outstanding as
                           Owned*           Outstanding      from Class B Stock*     Held*           Adjusted
                           ------           -----------      -------------------     -----           --------
Howard S. Modlin           3,875,236        53.76            459,943                 4,335,179       55.14


* 9,053 of these shares are owned by the Reporting Person's law firm. Pursuant to Rule 13d-3 an additional 909,090 shares are deemed owned on exercise of the new warrant, 2,084,204 shares are deemed owned on exercise of seven year warrant issued December 9, 2005, 761,614 shares are deemed owned on exercise of a five year warrant issued September 30, 2004, 1,050 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring March 4, 2008 and October 20, 2009 respectively and 110,225 shares at 61 cents per share are deemed owned pursuant to an option for 551,121 shares expiring on January 25, 2015. The total does not include an aggregate of 99,722 shares of Common Stock or 2.92% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person's wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 85,122 shares held as trustee for the benefit of two children of Charles P. Johnson, the Issuer's former Chairman, of which the Reporting Person is the sole trustee, the beneficial ownership of which the Reporting Person disclaims. Such shares held as trustee consist of 78,683 shares of Class B Stock convertible into a like number of shares of Common Stock, 4,607 shares of Common Stock and an additional 1,832 shares of Common Stock if 20,000 shares of the Issuer's 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 1,832 shares acquirable on conversion is added to the shares of the Issuer outstanding at September 30, 2005. The 52.76% deemed owned is obtained by dividing the number of Common Stock shares deemed owned by the outstanding Common Stock increased by adding all shares acquirable on exercise or conversion in the next 60 days. The balance of the shares under the option expiring January 25, 2015 and the Stock Option issued November 22, 2005 are not included because no such shares may be acquired in the next 60 days.


      (b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by him as trustee.

      (c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.


      (d) Not applicable.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None except the four outstanding options previously granted by the Issuer reported in Item 5, the Amended and Restated Notes issued December 9, 2005, the Amended and Restated Note issued April 20, 2006, the two previous Warrants and the Warrant issued April 20, 2006 to the Reporting Person and an Additional Senior Security Agreement, as amended securing all Amended and Restated Notes. The Reporting Person disclaims any interest in the Amended and Restated Notes issued to John L. Segall who has also previously loaned an aggregate of $550,000 to the Issuer and whose Amended and Restated Notes are secured by such Additional Senior Security Agreement. The undersigned and Mr. Segall have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Amended and Restated Notes are secured by the same Additional Senior Security Agreement.

ITEM 7. Material to be Filed as Exhibits

1.    Warrant.

2.    Seventh Amendment to Additional Senior Security Agreement.

3.    $250,000 Amended and Restated Promissory Note.

SIGNATURES
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:   April 25, 2006

                                 ------------------------------------------
                                 Howard S. Modlin by
                                 Gerald Gordon, Attorney-in-fact

                                   SCHEDULE I
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
                 IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES


                                                     Shares Acquirable
                                    Date             on Exercise
                                    ----             ------------------
Warrant to Purchase
Common Stock                     4-20-06              909,090


Common Stock                       ---                  None

Class B Stock                      ---                  None